[redacted]

11022082

K 6/10

SEC MAIL PROCESSING
RECEIVED
JUN 02 2011
WASH, D.C.
200 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50057 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2010 AND ENDING March 31, 2011

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES NORTH AMERICA, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**TWO WORLD FINANCIAL CENTER, BUILDING B**

(No. and Street)

| **NEW YORK** | **NEW YORK** | **10281-1198** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Ralph M. Mattone** **(212) 667-9546**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





KW 6/10

## OATH OR AFFIRMATION

I, Bradley Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities North America, LLC, (the "Company") as of March 31, 2011, is true and correct. I further swear (or affirm) that based upon information available to me, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.

Name: Bradley Olson
Title: Chief Financial Officer

Notary Public

KATHERINE M MORTON
Notary Public, State of New York
02MO6214246
Qualified in New York County
My Commission Expires November 30, 2013

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.
- ☐ (r) Schedule of segregation requirements and funds in segregation for customers' dealer options accounts.
- ☐ (s) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nomura Securities North America, LLC

Statement of Financial Condition

March 31, 2011

## Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Member and Board of Managers
Nomura Securities North America, LLC

We have audited the accompanying statement of financial condition of Nomura Securities North America, LLC (the "Company") as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Securities North America, LLC at March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 26, 2011

Nomura Securities North America, LLC

Statement of Financial Condition

March 31, 2011
*(Dollars in Thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 38,441 |
| Fee revenue receivable | | 5,125 |
| Other assets | | 4,281 |
| Total assets | $ | 47,847 |
| | | |
| **Liabilities and member's equity** | | |
| Liabilities: | | |
| Other payables and accrued liabilities | $ | 1,112 |
| Compensation and benefits payable | | 271 |
| Total liabilities | | 1,383 |
| | | |
| Member's equity | | 46,464 |
| Total liabilities and member's equity | $ | 47,847 |

*See accompanying Notes to Statement of Financial Condition.*

Nomura Securities North America, LLC

Notes to the Statement of Financial Condition

March 31, 2011

## 1. Organization

Nomura Securities North America, LLC ("NSNA" or the "Company" and formerly known as "Harborview, LLC"), is a Delaware limited liability company and a wholly owned subsidiary of Nomura Holding North America, Inc. ("NHNA"). NHNA is a wholly owned subsidiary of Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company provides investment banking advisory services to institutions in connection with merger and acquisitions and engages in public and private underwritings and placements of securities.

## 2. Significant Accounting Policies

### Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less. The Company earns interest on its cash and cash equivalents which is recorded on an accrual basis.

### Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of furniture and equipment is seven years. Certain internal and external direct costs of developing applications and obtaining software for internal use are

**2. Significant Accounting Policies (continued)**

capitalized and are amortized generally, over three years. Leasehold improvements are amortized over the lesser of their economic useful lives or the remaining terms of the underlying leases, which range from one to eight years. Furniture, equipment and leasehold improvements are reported in Other assets on the Statement of Financial Condition.

**Revenue Recognition**

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is deemed reasonably determinable. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within professional fees expense, net of client reimbursements.

**Expenses**

Service fees to related parties primarily include costs for front office and administrative functions outsourced to affiliated companies, primarily Nomura Holding America Inc. ("NHA"). These fees are determined under either service agreements or an allocation method approved by management.

**Income Taxes**

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions.

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

## 3. Transactions with Related Parties

At March 31, 2011, balances with related parties included in the accompanying Statement of Financial Condition captions are as follows, (in thousands):

| | |
|---|---|
| **Assets** | |
| Fee revenue receivable | $ 2,078 |
| Other assets | 3,461 |
| **Liabilities** | |
| Other payables and accrued liabilities | $ 432 |

## 4. Fair Value of Financial Instruments

The Company estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

## 5. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from NHNA, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company records taxes on a separate company basis as if it were a division of NHNA. The Company is included in NHNA's federal income tax return. The Company, as part of NHNA, is also included in certain combined state and local income tax returns filed by its brother-sister company, NHA. The Company and NHNA have a practice whereby federal, state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, state and local income taxes are paid to NHNA in accordance with this practice. As such, taxes payable to NHNA of $246 thousand is included in Other payables and accrued liabilities on the Statement of Financial Condition as of March 31, 2011.

**5. Income Taxes (continued)**

The components of the Company's net deferred tax asset at March 31, 2011 are as follows (in thousands):

| | |
|---|---|
| Deferred tax asset | $ 61,128 |
| Less: Valuation allowance | (61,120) |
| | 8 |
| Deferred tax liability | (8) |
| Net deferred tax asset | $ – |

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactments of changes in the tax law or rates. The gross deferred tax asset relates primarily to the Company's net operating loss carryforward, capitalized start-up expenses and certain other accrued expenses.

A valuation allowance of $61.1 million has been maintained against the Company's net deferred tax assets in accordance with the realization criteria set forth in ASC 740. The net increase during the fiscal year ending March 31, 2011 in the total valuation allowance is $58.8 million, which was primarily attributable to increases in gross deferred tax assets from net operating loss carryforwards.

At March 31, 2011, on a separate company basis, the Company had federal net operating loss carryforwards of approximately $130 million which begin to expire in the year ending March 31, 2030. In addition, the Company had New York State and City net operating loss carryforwards of approximately $129 million which will begin to expire on March 31, 2030.

As of March 31, 2011, the Company determined that it has no identified uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

The Company is currently under audit for federal, for the tax years ended December 31, 2005 through March 31, 2009 and under audit for New York State and New York City for tax years ended December 31, 2005 through March 31, 2008.

**5. Income Taxes (continued)**

The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change within the next 12 months.

**6. Net Capital**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At March 31, 2011, the Company had regulatory net capital of approximately $37.5 million, which was approximately $37.2 million in excess of required regulatory net capital.

The Company is exempt from SEC's Rule 15c3-3 as it clears all securities transactions through a clearing broker on a fully disclosed basis.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-3 and other regulatory bodies.

**7. Subsequent Events**

Subsequent to year-end, NSNA will not be engaging in any new investment banking advisory services and intends to withdraw its broker-dealer license once its existing obligations are completed.

The Company has evaluated subsequent events through May 26, 2011, the date as of which this statement of financial condition is being issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

STATEMENT OF FINANCIAL CONDITION

Nomura Securities North America, LLC
(A subsidiary of Nomura Holding North America, Inc.)
March 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young